

October 31, 2011

<u>Via: E-mail</u>
Mr. Timothy J. Ryder
Chief Financial Officer
Lithium Technology Corporation
10379B Democracy Lane
Fairfax, Virginia 22030

      RE: **Lithium Technology Corporation**
                 Form 10-K for the fiscal year ended December 31, 2010
                 Filed April 1, 2011
                 File No. 1-10446

Dear Mr. Ryder:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Period Ending December 31, 2010</u>

<u>Item 9A Control and Procedures, page 34</u>

<u>Evaluation of Disclosure Controls and Procedures, page 34</u>

1. We note your disclosure that your Chief Executive Officer and Chief Financial Officer believe that your disclosure controls and procedures were not effective "in timely alerting them to material information relating to the Company (including our subsidiary) required to be included in our period SEC filings through 2008." Please confirm to us that management performed

its evaluation of your disclosure controls and procedures as of December 31, 2010 and that its conclusion regarding the effectiveness of your disclosure controls and procedures (i.e., that they were not effective) was as of that date. In future filings, beginning with your next 10-Q, revise this section to disclose similar applicable information. Refer to the requirements of Item 307 of Regulation S-K. This comment also applies to your Forms 10-Q filed in 2011.

Item 15. Exhibits, Financial Statement Schedules, page 44

2. Please file, or tell us why you did not file, your lease agreement with W&J Enterprises, LLC mentioned on pages 15 and F-23; your long-term loan agreement and November 2010 amendment with Technology-Beteiligungs-Gesellschaft GmbH der Deutschen Ausgleichsbank mentioned on page 22; your November 2010 agreement with Arch Hill Capital mentioned on page 23; your December 31, 2010 replacement June 2008 Convertible Notes mentioned on page 24; your 9% March 2009 Related Party Convertible Debentures and December 2010 replacement March 2009 Convertible Debentures, replacement October 2009 I Convertible Debentures, and replacement October 2009 II Convertible Debentures with Stichting Gemeenschappelijk Bezit LTC mentioned on pages 24 and 25; your December 2010 replacement January 2010 Convertible Note with Arch Hill Capital mentioned on page 26; your December 2010 replacement Q2 2010 Convertible Debentures with Stichting mentioned on page 26; your agreements with your two major customers in fiscal 2010 mentioned on page 29 and with your two major customers in fiscal 2009 mentioned on page F-30; and your employment agreement with Dr. Klaus Brandt mentioned on page 39.

Signatures, page 47

3. Please ensure that you include the signature of the principal financial officer and principal accounting officer below the second paragraph of the Signature Page in accordance with General Instruction D to Form 10-K.

Form 10-Q for the Period Ended June 30, 2011

Notes to Consolidated Financial Statements, page 6

Note 10 Segment Information, page 14

4. You disclose that 85% of consolidated revenues were from a related party but we note that the amounts are not separately disclosed on the face of your income statement. In future filings, beginning with your next Form 10-Q,

>   please revise your financial statements to fully comply with Rule 4-08(k) of
>   Regulation S-X and ASC 850-10-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult at (202) 551-3618 or Julie Sherman at (202) 551-3640 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Tim Buchmiller at (202) 551-3635 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3212.

Sincerely,

/s/ Jeffrey Jaramillo

Jeffrey Jaramillo
Accounting Branch Chief